EXHIBIT 99.2

HRG GROUP TO EXPLORE STRATEGIC ALTERNATIVES
FOR FIDELITY & GUARANTY LIFE, INCLUDING A POSSIBLE SALE

NEW YORK, April 6, 2015 – HRG Group, Inc. (NYSE: HRG) today announced that it is exploring strategic alternatives for Fidelity & Guaranty Life (NYSE: FGL), including a potential sale of FGL, or of all or part of HRG’s 80.6% interest in FGL.

Omar Asali, President and Chief Executive Officer of HRG Group, said, “With HRG’s support, FGL has grown significantly, enhanced its strategic and financial position, and achieved several significant milestones, including a successful IPO in 2013.  FGL has a seasoned board and management team, a strong balance sheet, and is well positioned to continue to deliver on its strategy of providing valuable insurance products to the middle market.”

HRG noted that there can be no assurance that the exploration of strategic alternatives will result in a transaction or that any transaction, if pursued, will be consummated.  The exploration of strategic alternatives may be terminated at any time and without notice.  Neither HRG Group nor any of its affiliates intend to disclose developments with respect to this process unless and until the Board of Directors has approved a specific transaction or course of action.

HRG acquired 100% of FGL in April 2011.  In December 2013, FGL successfully completed an IPO of 19.3% of its interest at that time.  HRG did not sell any FGL shares as part of that offering.

About HRG Group, Inc.
HRG Group, Inc., formerly Harbinger Group Inc., is a diversified holding company focused on holding businesses that can, in the long term, generate sustainable free cash flow or high returns. The Company’s principal operations are conducted through businesses that: offer branded consumer products (such as consumer batteries, residential locksets, residential builders’ hardware, faucets, shaving and grooming products, personal care products, small household appliances, specialty pet supplies, lawn, garden and home pest control products, personal insect repellents); offer life insurance and annuity products; provide asset-backed loans; and own energy assets. HRG’s intention is to generally hold controlling equity interests, but it may also hold debt instruments or minority equity interests from time to time. For more information, visit: www.HRGgroup.com.

Investors and Media:

HRG Group
James Hart or Thomas A. Williams, 212-906-8560
Investor Relations
investorrelations@HRGgroup.com